Exhibit 4.8

Stephen Burns
c/o AMP Holding Inc.
100 Commerce Boulevard
Loveland, Ohio 45140

June 5, 2012

AMP Electric Vehicles Inc.
100 Commerce Boulevard
Loveland, Ohio 45140

Attention: James Taylor, CEO

Re:	Promissory Note (the “Note”) dated November 30, 2009 in the amount of $43,000 between Advanced Mechanical Products, Inc. (n/k/a AMP Electric Vehicles Inc.) (“Maker”) and Stephen Burns (“Holder”)

Dear Mr. Taylor:

Reference is hereby made to the Note.  As set forth in the Note, the principal and interest on the outstanding balance was to be paid by Maker to Holder on November 30, 2009.  The parties, by executing below, hereby agree that the first paragraph of the Note is hereby amended and restated as follows:

“FOR VALUE RECEIVED, Advanced Mechanical Products, Inc., an Ohio corporation (the “Company”), hereby promises to pay to the order of Stephen S. Burns (“Holder”), the principal amount of FORTY THREE THOUSAND dollars ($43,000) on the earlier of (i) the closing of any financing by the Company or (ii) September 30, 2012 (“Maturity Date”) or earlier as hereinafter provided.  Interest on the outstanding principal balance shall be paid at maturity at the rate of three percent (3%) per annum.  Accrued interest shall also be payable at such time as any payment of principal of this Note is made.  Interest shall be computed on the basis of a 365-day year, using the number of days actually elapsed.”

We kindly request that you execute this letter below indicating that you agree with the above amendment.

Sincerely,

/s/ Stephen Burns
Stephen Burns

AGREED AND ACKNOWLEDGED:

Advanced Mechanical Products, Inc. (n/k/a AMP Electric Vehicles Inc.)

By: /s/ Richard J. Calme
Name: Richard J. Calme
Title: Interim CFO